Exhibit (a)(1)

                                ALDILA, INC.

                   OFFER TO EXCHANGE OUTSTANDING OPTIONS

       TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE

            HAVING AN EXERCISE PRICE PER SHARE OF $4.44 OR MORE

                  BEFORE THE EFFECTIVENESS OF THE PENDING

                        1-FOR-3 REVERSE STOCK SPLIT

                                    AND

                $13.32 OR MORE GIVING EFFECT TO THE PENDING

                        1-FOR-3 REVERSE STOCK SPLIT

                              FOR NEW OPTIONS

                  WITH AN EXERCISE PRICE TO BE DETERMINED

                   THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., SAN DIEGO, CALIFORNIA TIME ON JUNE 28, 2002
                   UNLESS THE OFFER IS EXTENDED BY ALDILA

       Any questions or requests for assistance or additional copies of any documents referred to
                In the offer to exchange may be directed to:

                                ALDILA, INC.

                   ATTENTION: STOCK OPTION EXCHANGE OFFER
                            12140 COMMUNITY ROAD
                          POWAY, CALIFORNIA 92064
            TELEPHONE: (858) 513-1801; FACSIMILE: (858) 513-1870


                      ------------------------------

                                MAY 30, 2002

                             Table of Contents


SUMMARY TERM SHEET................................................................................................1

INTRODUCTION......................................................................................................8

THE OFFER........................................................................................................10

1.       Number of Options; Expiration Date......................................................................10

2.       Purpose of the Offer....................................................................................11

3.       Procedures for Tendering Options........................................................................12

4.       Withdrawal Rights.......................................................................................13

5.       Acceptance of Options for Exchange and Issuance of New Options..........................................14

6.       Conditions of the Offer.................................................................................16

7.       Price Range of Common Stock Underlying the Options......................................................18

8.       Source and Amount of Consideration; Terms of New Options................................................20

9.       Information Concerning Aldila, Inc......................................................................22

10.      Financial Information...................................................................................23

11.      Interests of Directors and Officers; Transactions and Arrangements Concerning the Options...............27

12.      Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.....................27

13.      Legal Matters; Regulatory Approvals.....................................................................27

14.      Material U.S. Federal Income Tax Consequences...........................................................28

15.      Extension of Offer; Termination; Amendment..............................................................30

16.      Fees and Expenses.......................................................................................31

17.      Additional Information..................................................................................31

18.      Forward-Looking Statements; Miscellaneous...............................................................32


                                ALDILA, INC.

                   OFFER TO EXCHANGE OUTSTANDING OPTIONS
       TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
            HAVING AN EXERCISE PRICE PER SHARE OF $4.44 OR MORE
                  BEFORE THE EFFECTIVENESS OF THE PENDING
                        1-FOR-3 REVERSE STOCK SPLIT
                                    AND
                $13.32 OR MORE GIVING EFFECT TO THE PENDING
                        1-FOR-3 REVERSE STOCK SPLIT
                              FOR NEW OPTIONS
                  WITH AN EXERCISE PRICE TO BE DETERMINED

                  THE OFFER AND WITHDRAWAL. RIGHTS EXPIRE
         AT 5:00 P.M., SAN DIEGO, CALIFORNIA TIME ON JUNE 28, 2002
                   UNLESS THE OFFER IS EXTENDED BY ALDILA

     ALDILA, INC. is offering our employees the opportunity to exchange outstanding stock options you hold under our 1994 stock option plan, if they have an adjusted exercise price per share of $13.32 or more (or $4.44 or more, at the exercise price before giving effect to the pending 1-for-3 reverse stock split), for new options with an exercise price to be determined. If you tender any options for exchange, in addition to such options, you will be deemed to have automatically tendered for exchange any option granted to you by Aldila within the six-month period immediately prior to the date we accept tendered options for exchange regardless of whether the exercise price per share provided in such an option is more or less than $13.32 (giving effect to the pending reverse stock split). In other words, if you choose to tender any option grant for exchange, you must also tender all options with a grant date on or after December 28, 2001 (assuming we accept tendered options for exchange on June 28, 2002) even though the exercise price per share provided in those options may be below $13.32 (giving effect to the pending reverse stock split).

     Following stockholder approval at its Annual Meeting held May 15, 2002, the Aldila Board of Directors has approved an amendment to Aldila's Restated Certificate of Incorporation to effect a 1-for-3 reverse stock split of Aldila's outstanding common stock. The reverse stock split is expected to become effective June 3, 2002. As a result of the reverse stock split, the number of shares subject to outstanding options to purchase shares of Aldila common stock will automatically be reduced in the same ratio as the reduction in the outstanding shares. Correspondingly, the per-share exercise price of those options will be increased in direct proportion to the reverse stock split ratio so that the aggregate dollar amount payable for the purchase of the shares subject to the options will remain unchanged. For example, as a result of the implementation of the 1-for-3 reverse stock split, an optionee that previously held options to purchase 1,200 shares at an exercise price of $5.00 a share will, following the reverse stock split, hold options to purchase 400 shares at an exercise price of $15.00 per share. Accordingly, as the adjusted exercise price of options that may be exchanged pursuant to this offer must be at least $13.32, the exercise price of such options prior to the implementation of the reverse stock split was $4.44 per share.

     The new options will entitle you to purchase 25% of the number of shares covered by the old options tendered and accepted for exchange. For example, if you elect to exchange an existing option for 1,000 shares, you will receive a new option for 250 shares, subject to the 1-for-3 reverse stock split expected to become effective on June 3, 2002. Any fractional shares will be rounded upward to the nearest whole share. We will grant the new options on the first business day that is at least six months and one day following the closing of this exchange offer, and the exercise price of the new options will be the average of the high and low reported sale prices of our common stock on the Nasdaq National Market on the date of that grant. The closing price of our common stock was $0.81 on May 29, 2002, but its price on the date the new options are granted cannot be predicted. The new options will have a term of ten years from the option grant date and a new vesting schedule. The new options will become exercisable for one-third of the total number of shares subject to each new option on the first anniversary of the option grant date, and thereafter an additional one-third of the shares subject to each new option will become exercisable on each of the second and third anniversaries of the option grant date.

     In addition, you may tender options only on a grant-by-grant basis, that is, for each option grant you have received, you may tender all or none (but not part) of the outstanding options granted on that date. Thus, if you decide to tender any options subject to a specific grant, you must tender all of the outstanding options subject to that grant.

     This offer is not conditioned upon a minimum number of options being tendered, and is open to all of our option holders who are current employees of the Company or one of its subsidiaries, including employees located outside of the United States, other than non-employee members of our board of directors. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). This offer is subject to conditions that we describe in Section 6 of this offer to exchange.

     We are making this offer to holders of options under our Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated. New options will be evidenced by a new option agreement between you and us, and the new options will be granted under the same plan under which the old, tendered options were outstanding and, consequently, all new options will have substantially the same terms as our currently outstanding options granted under the 1994 option plan.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "ALDA." We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to:

                                ALDILA, INC.
                   ATTENTION: STOCK OPTION EXCHANGE OFFER
                            12140 COMMUNITY ROAD
                          POWAY, CALIFORNIA 92064
           TELEPHONE: (858) 513-1801; FACSIMILE: (858) 513-1870.

                                 IMPORTANT

     Regardless of whether you accept or reject this offer, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail or fax it and any other required documents to us at Aldila, Inc., Attention: Stock Option Exchange Offer -- 12140 Community Road, Poway, California 92064, facsimile: (858) 513-1870. Delivery by email will not be accepted. You do not need to return your stock option agreements for your eligible options to effectively elect to accept this offer. If you do not execute and deliver to us the letter of transmittal and all other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                            SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

1.   WHY ARE YOU MAKING THE OFFER?

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. For this reason, we believe these options have little or no current value as an incentive to retain and motivate employees and are unlikely to be exercised in the foreseeable future. By making the offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for our employees to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders. (Section 2).

2.   WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

     All current employees of Aldila and its subsidiaries, including our executive officers and employees located outside the United States, are eligible to participate in the offer to the extent they hold outstanding eligible options. For these purposes, Carbon Fiber Technology LLC, a joint venture in which we have a 50% ownership interest, will be treated as a subsidiary of Aldila. Non-employee members of our board of directors are not eligible to participate in the offer. (Introduction to Offer to Exchange).

     Special considerations may apply to employees located outside the United States. In some countries, the application of local rules may have important consequences to those employees. If you are an employee located outside the United States, you should consult your individual tax, legal and investment advisor.

3.   WHAT STOCK OPTIONS CAN I TENDER FOR EXCHANGE?

     If you are an active employee of Aldila or one of our subsidiaries, eligible options are any options with an adjusted exercise price per share of $13.32 or more giving effect to the 1-for-3 reverse stock split, or $4.44 or more prior to the reverse stock split, outstanding under our 1994 option plan. If you tender for exchange any eligible options, in addition to such eligible options, you will be deemed to have automatically tendered for exchange any option granted to you by Aldila within the six-month period immediately prior to the date we accept tendered options for exchange regardless of whether the exercise price per share provided in such an option is more or less than $13.32. In other words, if you choose to tender any option grant for exchange, you must also tender all options with a grant date on or after December 28, 2001 (assuming we accept tendered options for exchange on June 28, 2002) even though the adjusted exercise price per share provided in those options may be below $13.32. (Section 1).

4. HOW DOES THE 1-FOR-3 REVERSE STOCK SPLIT AFFECT THE OPTIONS THAT I MAY EXCHANGE?

     As a result of the reverse stock split expected to become effective June 3, 2002, the number of shares subject to outstanding options to purchase shares of Aldila common stock will automatically be reduced in the same ratio as the reduction in the outstanding shares. Correspondingly, the per-share exercise price of those options will be increased in direct proportion to the reverse stock split ratio so that the aggregate dollar amount payable for the purchase of the shares subject to the options will remain unchanged. For example, as a result of the implementation of the 1-for-3 reverse stock split, an optionee that previously held options to purchase 1,200 shares at an exercise price of $5.00 a share will, following the reverse stock split, hold options to purchase 400 shares at an exercise price of $15.00 per share. Accordingly, as the adjusted exercise price of options that may be exchanged pursuant to this offer must be at least $13.32, the exercise price of such options prior to the implementation of the reverse stock split was $4.44 per share. Therefore, the reverse stock split will result in a proportional adjustment in the number of shares subject to your outstanding options and the applicable exercise price of those options. The reverse stock split will also result in a proportional adjustment in the number of shares subject to any options that you will receive following the exchange.

5.   HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED
     OPTIONS?

     After giving effect to the 1-for-3 reverse stock split, your new options will purchase only 25% of the number of shares subject to the old options you tender. For example, if you tender options to purchase 3,000 shares of common stock, those shares have been converted into 1,000 shares as a result of the reverse stock split, and we will grant you new options to purchase 250 shares of common stock. Any fractional shares will be rounded upward to the nearest whole share. (Section 1).

6.   WHEN WILL I RECEIVE MY NEW OPTIONS?

     We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we accept the tendered options on June 28, 2002, the business day following the scheduled expiration date, the grant date of the new options will be on December 31, 2002. (Section
5).

7.   WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     We can't know for sure at this point. We will not grant new options until on or promptly after the first trading day that is at least six months and one day after the date we accept and cancel the options tendered for exchange. The exercise price of the new options will be equal to the average of the high and low reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. As such, we cannot predict the exercise price of the new options, and it is possible that the new options will have a higher exercise price than some or all of your current options. THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR TENDERED OPTIONS. IN ADDITION, AFTER THE GRANT OF THE NEW OPTIONS, OUR COMMON STOCK MAY TRADE AT A PRICE BELOW THE EXERCISE PRICE PER SHARE OF THOSE OPTIONS. IN THAT CASE, DEPENDING ON THE EXERCISE PRICE OF YOUR TENDERED OPTIONS AND OTHER FACTORS, THE NEW OPTIONS MAY BE LESS VALUABLE THAN THE OPTIONS YOU ARE TENDERING FOR EXCHANGE. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. AT THE SAME TIME, YOU SHOULD CONSIDER THAT THE CURRENT MARKET PRICE OF OUR COMMON STOCK MAY PROVIDE LITTLE OR NO BASIS FOR PREDICTING WHAT THE MARKET PRICE OF OUR COMMON STOCK WILL BE ON THE GRANT DATE OF THE NEW OPTIONS OR AT ANY TIME IN THE FUTURE. (SECTIONS 7 AND
8).

8. WILL I RECEIVE NEW OPTIONS IN THE EXCHANGE EVEN IF I'M NO LONGER EMPLOYED BY ALDILA WHEN THE NEW OPTIONS ARE GRANTED?

     No. You will not be eligible to receive new options in that case, and will not be able to get your old options back. If you are not an employee of Aldila, Inc. or one of its subsidiaries from the date you tender options through the date, approximately six months later, when we grant the new options, you will not receive any new options in exchange for your tendered options and will receive no other consideration for the options you tendered. This will be true regardless of the reason for the termination of your employment. (Sections 1 and 5).

9. WHAT HAPPENS IF ALDILA GETS ACQUIRED OR OUR STOCK NO LONGER IS PUBLICLY LISTED BETWEEN THE TIME I TENDER AND THE TIME I RECEIVE MY NEW OPTIONS?

     If we merge into or are acquired by another company prior to the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

     If we are merged into another entity after your tendered options are accepted for exchange and cancelled but before the new options are granted, the surviving corporation would automatically assume our obligations with respect to the offer. The new options would be options to purchase shares of the surviving corporation. The number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the market price of the surviving corporation's stock on the date of grant.

     If we are acquired and become a subsidiary of the acquiring corporation after your tendered options are accepted for exchange and cancelled but before the new options are granted, our obligations with respect to the offer would not be automatically assumed by the acquiring corporation. While we would seek to make provision for tendering option holders in the merger agreement, we cannot guarantee that any new options would be granted in the event of such an acquisition.

     If we merge into another entity or are acquired after the grant of the options, under the 1994 option plan those options would generally vest on an accelerated basis and become immediately exercisable for all of the option shares immediately prior to the acquisition. If the options were not exercised prior to the acquisition, they would terminate.

     If our common stock is no longer publicly listed and traded six months and one day following the closing of the exchange offer, you will not receive new options on the regrant date. (Section 5).

10.  WHY DON'T YOU SIMPLY REPRICE THE CURRENT OPTIONS?

     "Repricing" existing options could require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expire. (Section 12).

11. WHY WON'T YOU GRANT THE NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION OF THE OFFER, INSTEAD OF WAITING MORE THAN SIX MONTHS TO DO SO?

     Granting any new options before six months and one day after the closing of the offer would expose us to the same adverse accounting treatment described above. (Section 5).

12.  WHEN WILL THE NEW OPTIONS VEST?

     The new options will vest over a three-year period from the grant date under the terms of our 1994 option plan and a new option agreement as follows:

     o One-third (33-1/3%) of the shares subject to the new options will vest on each of the first, second and third anniversaries of the grant date.

     The vesting schedule of the new options will not begin until the grant date of those options. Therefore, even if the options you tender are fully or partially vested, the new options you receive will be subject to the new vesting terms described above and may not be vested to the same extent as the options you tender. The new options will have a term of 10 years from the grant date. (Section 8).

13. DO THE VESTING TERMS THAT APPLY TO THE NEW OPTIONS MEAN THAT I MIGHT HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE COMMON STOCK UNDER MY OPTIONS?

     Yes. You will lose the benefits of any vesting under options you tender in the offer because none of the new options we grant will be immediately vested on the date of grant, but will vest in equal annual installments thereafter over the three years following the date of grant. (Section 8). However, your new options will have a term of ten years from the date of grant, providing you with a longer period of time in which to exercise these new options after they have vested and before they will expire than you have under the options that you currently hold.

14.  WHAT WILL THE OTHER TERMS OF MY NEW OPTIONS BE?

     The new options will be granted under the same option plan as the options you tender, and, other than with respect to the number of shares subject to the new options and the vesting schedule, will be on substantially the same terms as any options you tender. The terms and conditions of the new options will be set forth in a new option agreement to be entered into between you and us, which will be substantially in the form of your current option agreement and exhibit (d)(2) and (d)(3), to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on May 30, 2002. (Section 8).

15.  MAY I CHOOSE TO TENDER SOME BUT NOT ALL OF MY OPTIONS?

     You may tender some option grants but not others. However, you may not tender a portion of any single option grant. For example, if you hold an option granted on a particular date to purchase 3,000 shares of common stock at an exercise price of $5.00 per share (or, taking into account the 1-for-3 reverse stock split, 1,000 shares at an exercise price of $15.00 per share), you must either tender all or none of such options; you cannot tender only part of the option and retain the remainder of the options. On the other hand, if you have multiple option grants, you may choose to tender options included in some or all of the grants. In addition, if you tender any options, you will be deemed to have automatically tendered all options that were granted during the six months immediately prior to the date we accept options for exchange regardless of whether the adjusted exercise price per share provided in such an option is more or less than $13.32. In other words, if you choose to tender any option grant for exchange, you must also tender all options with a grant date on or after December 28, 2001 (assuming we accept tendered options for exchange on June 28, 2002).(Section 1).

16. IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     We intend to continue to review option grants to employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing if any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. (Section 5).

17.  ARE THERE CONDITIONS TO THE OFFER?

     The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These conditions are described in Section 6.

18.  WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

     If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. federal income tax purposes.

     You should note that there is a risk that any incentive stock options ("ISOs") you hold may be affected, even if you do not participate in the exchange. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the Offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your ISOs (and sales of shares acquired upon exercise of such options) if you do not participate in the offer. However, the IRS may characterize the offer as a "modification" of those ISOs for U.S. tax purposes, even if you decline to participate. Please read
Section 14 for more information.

     All option holders, including those subject to taxation in a foreign jurisdiction, whether by reason of your nationality, residence or otherwise, should consult with their own personal tax advisors as to the tax consequences of their participation in the offer. Tax consequences may vary depending on each individual participant's circumstances. You should consult your individual tax advisor before deciding whether or not to participate in the offer and to determine the tax consequences of the offer.

19. IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

     The new options will be designed to qualify as incentive stock options under the U.S. federal tax laws, to the maximum extent permissible. For regular U.S. federal income tax purposes, an individual does not recognize any taxable income at the time an incentive stock option is granted or exercised. For alternative minimum tax purposes under U.S. federal tax laws, the optionee will recognize taxable income at the time the incentive stock option is exercised, and that alternative minimum taxable income will be equal to the amount by which the fair market value of the shares purchased under the incentive stock option on the exercise date exceeds the exercise price paid for those shares.

     Because of the statutory $100,000 limitation on the initial exercisability of incentive stock options per calendar year, a portion of the new options granted in exchange for your tendered options may be non-statutory or "non-qualified" options under U.S. federal tax laws. An individual does not recognize any taxable income when a non-statutory option is granted. When those non-statutory options are subsequently exercised, you will recognize taxable income equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and you must satisfy the applicable withholding taxes with respect to such income. (Section 14).

20. WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

     Nothing. Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, if you tender any options for exchange, you will be deemed to have automatically tendered all options that were granted during the six months immediately prior to the date we cancel options accepted for exchange, regardless of whether the adjusted exercise price per share provided in such an option is more or less that $13.32 ($4.44 before giving effect to the pending reverse stock split). (Section 12).

21. IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     No. If we accept any of the options you tender pursuant to the offer, you will not receive any other option grants for which you might otherwise be eligible, until the grant date for your new options. If we were to grant you any options sooner than six months and one day after canceling your tendered options, we would be required for financial reporting purposes to record a compensation expense against our earnings. By deferring the grant of all options to those option holders whose options we accept for exchange and cancellation, we believe we will not have to record such a compensation expense with respect to those options. (Section 5).

22. WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

     The offer expires on June 28, 2002, at 5:00 p.m., San Diego,
California time, unless we extend it.

     Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., San Diego, California time on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 15).

23.  WHAT DO I NEED TO DO TO TENDER MY OPTIONS?

     If you decide to tender your options, you must deliver, before 5:00 p.m., San Diego, California time, on June 28, 2002, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Aldila, Inc., Attention: Stock Option Exchange Offer, 12140 Community Road, Poway, California 92064, facsimile: (858) 513-1870. You do not need to return your stock option agreements for your eligible options to effectively elect to accept the offer. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by email will not be accepted. If you do not execute and deliver to us the letter of transmittal and any other required documents in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant. If we extend the offer beyond June 28, 2002, you must deliver these documents before the extended expiration time of the offer.

     We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 3).

24.  DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

     You may withdraw your election to tender options at any time before 5:00 p.m., San Diego, California time, on June 28, 2002. If we extend the offer beyond that time, you may withdraw your election to tender options at any time until the extended expiration of the offer. To withdraw your election to tender options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. We will accept only a paper copy or a facsimile copy of your executed written notice of withdrawal. Delivery by email will not be accepted.

     Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Section 4).

25.  DO YOU THINK THAT I SHOULD ACCEPT THE OFFER?

     The offer is intended to benefit employees, but accepting the offer entails real risks as well. Therefore, neither we nor our board of directors is making any recommendation as to whether you should tender or refrain from tendering your options.

26.  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     You may wish to consult with your financial advisor. For additional information or assistance regarding the offer materials and election process, you should contact:

                                Aldila, Inc.
                   Attention: Stock Option Exchange Offer
                            12140 Community Road
                          Poway, California 92064
            Telephone: (858) 513-1801; facsimile: (858) 513-1870

                                INTRODUCTION

     We are offering to exchange new options to purchase shares of Aldila, Inc.'s common stock, par value $0.01 per share, for certain outstanding options to purchase shares of our common stock, upon the terms and subject to the conditions described in this offer to exchange and the related cover letter and letter of transmittal. The options subject to this offer include
(i) all outstanding options to purchase shares of common stock granted to persons who are current employees of Aldila, other than any person serving solely as a non-employee member of Aldila's board of directors, having a current exercise price per share of $4.44 or more ($13.32 after giving effect to the 1-for-3 reverse stock split referred to in the next paragraph), and outstanding under the 1994 option plan, and (ii) to the extent that an option holder tenders for exchange one or more eligible options described in clause (i), all outstanding options to purchase shares of the common stock that were granted to such holder during the six-month period immediately preceding the expiration of the offer regardless of whether the current exercise price per share provided in such an option is more or less than $4.44 ($13.32 after giving effect to the 1-for-3 reverse stock split referred to in the next paragraph).

     New options will be granted under our Aldila, Inc. 1994 Stock Incentive Plan, as amended and restated.

     Following stockholder approval at its Annual Meeting held May 15, 2002, the Aldila Board of Directors has approved an amendment to Aldila's Restated Certificate of Incorporation to effect a 1-for-3 reverse stock split of Aldila's outstanding common stock. The reverse stock split is expected to become effective June 3, 2002. As a result of the reverse stock split, the number of shares subject to outstanding options to purchase shares of Aldila Common Stock will automatically be reduced in the same ratio as the reduction in the outstanding shares. Correspondingly, the per-share exercise price of those options will be increased in direct proportion to the reverse stock split ratio so that the aggregate dollar amount payable for the purchase of the shares subject to the options will remain unchanged. For example, as a result of the implementation of the 1-for-3 reverse stock split, an optionee that previously held options to purchase 1,200 shares at an exercise price of $5.00 a share will, following the reverse stock split, hold options to purchase 400 shares at an exercise price of $15.00 per share. Accordingly, the adjusted exercise price of options that may be exchanged pursuant to this offer must be at least $13.32; the exercise price of such options prior to the implementation of the reverse stock split was $4.44 per share.

     The number of shares of common stock subject to new options to be granted to each option holder will be equal to 25% of the number of shares subject to the options tendered by such option holder and accepted for exchange by us. For example, if you elect to exchange an existing option for 1,000 shares, you will receive a new option for 250 shares, as adjusted to take account of the reverse stock split. Any fractional shares will be rounded upward to the nearest whole share. We will grant the new options on the first business day that is at least six months and one day following the date we cancel the options accepted for exchange by us. You may tender options for all of the shares of common stock subject to your options that meet the criteria described above. If you tender options for exchange, we will grant you new options under our 1994 option plan pursuant to which the original option was granted and we will enter into a new option agreement with you.

     This offer is not conditioned upon a minimum number of options being tendered. However, you may tender options for only all or none of the shares of common stock subject to an individual grant that qualifies for tender, or is required to be tendered, in the exchange. In addition, this offer is subject to conditions that we describe in Section 6 of this offer to exchange.

     The new options will have a different vesting term than the options you tender, and will not be vested with respect to any shares of our common stock on the date of grant. The new options will become exercisable for one-third of the total number of shares subject to each new option on the first anniversary of the option grant date, and thereafter an additional one-third of the shares subject to each new option will become exercisable on each of the second and third anniversaries of the option grant date.

     As of May 29, 2002, options to purchase 1,003,045 shares of our common stock were issued and outstanding under the 1994 option plan, after giving effect to the 1-for-3 reverse stock split. Of these options, options to purchase 311,667 shares of our common stock held by eligible participants had a current exercise price per share of $4.44 ($13.32 after giving effect to the 1-for-3 reverse stock split) or more or were granted during the six-month period immediately prior to the time we will accept any options tendered for exchange. Assuming that all of these options are surrendered for exchange, the shares of common stock issuable upon exercise of options we are offering to exchange would represent approximately 31.0% of the total shares of common stock issuable upon exercise of all options outstanding under the 1994 option plan as of May 29, 2002.

     All options accepted by us pursuant to this offer will be canceled effective as of the termination of this offer, currently scheduled to be June 28, 2002.

                                                                 THE OFFER

1.   NUMBER OF OPTIONS; EXPIRATION DATE.

     Upon the terms and subject to the conditions of the offer, we are offering to exchange new options to purchase common stock under our 1994 option plan in return for all eligible outstanding options under the 1994 option plan that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that have a current exercise price per share of $4.44 or more ($13.32 or more, as adjusted to take account of the 1-for-3 reverse stock split expected to become effective on June 3, 2002). We will not accept partial tenders of options for any portion less than all of the shares subject to any individual option grant. Therefore, you may only tender options for all or none of the shares of common stock subject to a particular option grant, but you may tender options for some but not all of the option grants you have received. In addition, if you tender an option grant for exchange, you will be deemed to have automatically tendered all options that were granted during the six months immediately prior to the date we cancel tendered options accepted for exchange regardless of whether the current exercise price per share provided in such an option is more or less than $4.44 ($13.32 as adjusted to take account of the 1-for-3 reverse stock split).

     If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase 25% of the number of shares of our common stock subject to the options that you tendered, subject to adjustment for the 1-for-3 reverse stock split and for any other stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share. All new options granted in exchange for options granted under a particular option plan will be granted under the same plan. Thus, all new options will have substantially the same terms and conditions as options granted under the 1994 option plan but will, as described below, have a new vesting schedule and a new termination date. The terms of the new options will be set forth in new option agreements between us and you.

     IF YOU ARE NOT AN EMPLOYEE OF ALDILA, INC. OR ONE OF OUR SUBSIDIARIES (INCLUDING, FOR THESE PURPOSES, CARBON FIBER TECHNOLOGY LLC) FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. THIS MEANS THAT IF YOU RESIGN OR YOUR EMPLOYMENT IS TERMINATED FOR ANY REASON (INCLUDING TERMINATION BY US) OR YOU DIE, PRIOR TO THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANYTHING FOR THE OPTIONS THAT YOU TENDERED AND WE CANCELED.

     The expiration date will be 5:00 p.m., San Diego, California time, on June 28, 2002, unless and until we, in our discretion, extend the period of time during which the offer will remain open, in which event the expiration date will refer to the latest time and date at which the offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, San Diego, California time.

2.   PURPOSE OF THE OFFER.

     We issued the options outstanding under the 1994 option plan to provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and creating a stronger incentive for our employees to continue their employment with us and to contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders.

     Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. For this reason, we believe these options have little or no current value as an incentive to retain and motivate our employees, and are unlikely to be exercised in the foreseeable future. By making the offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value and thereby provide them with a more meaningful incentive to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders.

     We continually evaluate and explore strategic opportunities as they arise, which may include business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new employees. Subject to the foregoing, and except as otherwise disclosed in the offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     (a) any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) any material change in our present dividend policy, or in our indebtedness or capitalization;

     (d) any change in our present board of directors or management, including a change in the number or term of directors;

     (e) any other material change in our corporate structure or business;

     (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

     (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

     (h) the suspension of our obligation to file reports pursuant to
Section 15(d) of the Securities Exchange Act;

     (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

     (j) any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

     Although we have no such plans or proposals, we frequently are presented with and evaluate possible transactions, including various financing transactions of or similar to the types that we pursue from time to time, that could result in the happening of one or more of the items set forth above. We cannot assure you that we will not pursue one or more of such possible transactions during the period between the time that you tender options for exchange and the date that new options are granted.

     NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. NOTE THAT THE NEW OPTIONS MAY HAVE AN EXERCISE PRICE THAT IS COMPARABLE TO OR HIGHER THAN SOME OR ALL OF YOUR CURRENT OPTIONS. YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE AND TO CONSULT YOUR OWN INVESTMENT, LEGAL AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS FOR EXCHANGE, TAKING INTO ACCOUNT YOUR OWN PERSONAL CIRCUMSTANCES AND PREFERENCES.

3.   PROCEDURES FOR TENDERING OPTIONS.

     PROPER TENDER OF OPTIONS.

     To make your election to accept or reject this offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. You do not need to return your stock option agreements for your eligible options to effectively elect to accept the offer. We will only accept a properly executed paper copy or a facsimile copy of your letter of transmittal and any other required documents. We will not accept delivery by email. We must receive all of the required documents at 12140 Community Road, Poway, California 92064,
Attention: Stock Option Exchange Offer (facsimile: (858) 513-1870), before the expiration of the offer. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IF DELIVERY IS BY FACSIMILE, WE ALSO RECOMMEND THAT YOU SEND A COPY OF YOUR LETTER OF TRANSMITTAL AND ANY REQUIRED DOCUMENTS BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. YOUR OPTIONS WILL NOT BE CONSIDERED TENDERED UNTIL WE RECEIVE THEM. WE WILL ONLY ACCEPT A PAPER COPY OR A FACSIMILE COPY OF YOUR EXECUTED LETTER OF TRANSMITTAL. WE WILL NOT ACCEPT DELIVERY BY EMAIL. IF YOU DO NOT EXECUTE AND DELIVER TO US THE LETTER OF TRANSMITTAL IN ACCORDANCE WITH ITS TERMS, YOU WILL BE DEEMED TO HAVE ELECTED TO REJECT THE OFFER.

     We recommend that you retain a copy of all documents that you return to us for your records.

     DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS.

     We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on you. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options that are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. If such defects or irregularities are not cured or waived, you will be deemed to have elected to reject the offer. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities. If you do not execute and deliver to us the letter of transmittal in accordance with the instructions provided therein, you will be deemed to have elected to reject the offer. In addition, if your letter of transmittal and related documents does not indicate an election with respect to any particular option grant, you will be deemed to have rejected the offer with respect to that option grant.

     OUR ACCEPTANCE CONSTITUTES AN AGREEMENT.

     Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.   WITHDRAWAL RIGHTS.

     You may only change your election to tender your options in accordance with the provisions of this Section 4. If your employment with us terminates prior to the expiration of the offer, your tendered options will automatically be withdrawn. If automatically withdrawn, you may exercise those options to the extent permitted under the terms of your option agreement relating to these options.

     You may withdraw your election to tender your options at any time before the expiration of the offer. If we extend the offer beyond that time, you may withdraw your election to tender your options at any time until the extended expiration of the offer. In addition, unless we have theretofore accepted your tendered offers for exchange, you may withdraw at any time on or before 5:00 p.m., San Diego, California time on June 28, 2002.

     To validly withdraw your election to tender options, you must deliver to us at the address set forth in Section 3 a completed and executed Notice of Change of Election From Accept to Reject in the form attached to the letter of transmittal before your right to withdraw your election to tender expires. Except as described in the following sentence, the change of election must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the change of election. WE WILL NOT ACCEPT DELIVERY OF A CHANGE OF ELECTION BY EMAIL.

     You may not rescind any change of election, and any options you withdraw pursuant to a change of election will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration of the offer by following the procedures described in Section 3.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of changes of election. Our determination of these matters will be final and binding.

5.   ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration of the offer. If we cancel options accepted for exchange on June 28, 2002, you will be granted new options on December 31, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

     We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

     Your new options will entitle you to purchase a number of shares of our common stock which is equal to 25% of the number of shares subject to the options you tender, subject to adjustment for the 1-for-3 reverse stock split and for any other stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share.

     PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OF ALDILA, INC. OR ONE OF OUR SUBSIDIARIES (INCLUDING, FOR THESE PURPOSES, CARBON FIBER TECHNOLOGY LLC)FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE OF ALDILA OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. CERTAIN EMPLOYEE LEAVES OF ABSENCE THAT ARE APPROVED BY US IN ADVANCE WILL NOT BE DEEMED TO CONSTITUTE NON-EMPLOYMENT. THE OFFER DOES NOT CHANGE THE "AT-WILL" NATURE OF YOUR EMPLOYMENT WITH US, AND YOUR EMPLOYMENT MAY BE TERMINATED BY US OR YOU AT ANY TIME, INCLUDING PRIOR TO THE GRANT DATE OR VESTING OF THE NEW OPTIONS FOR ANY REASON WITH OR WITHOUT CAUSE.

     In addition, you will not receive any new options in exchange for your tendered options that have been accepted for exchange if our common stock is no longer subject to the reporting requirements of the Securities Exchange Act.

     For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options. We, however, will not be able to provide tendering option holders with the exercise price of the new options, because such price will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options.

     CONSEQUENCES OF ALDILA BEING ACQUIRED.

     If we merge into or are acquired by another company prior to the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

     If we are merged into another entity after your tendered options are accepted for exchange and cancelled but before the new options are granted, the surviving corporation would automatically assume our obligations with respect to the offer. The new options would be options to purchase shares of the surviving corporation. The number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the market price of the surviving corporation's stock on the date of grant.

     If we are acquired and become a subsidiary of the acquiring corporation after your tendered options are accepted for exchange and cancelled but before the new options are granted, our obligations with respect to the offer would not be automatically assumed by the acquiring corporation. While we would seek to make provision for tendering option holders in the merger agreement, we cannot guarantee that any new options would be granted in the event of such an acquisition.

     If we merge into another entity or are acquired after the grant of the options, under the 1994 option plan those options would generally vest on an accelerated basis and become immediately exercisable for all of the option shares immediately prior to the acquisition. If the options are not exercised prior to the acquisition, they would terminate.

     PARTIAL TENDERS.

     YOU ARE NOT REQUIRED TO ACCEPT THE OFFER. IF YOU CHOOSE TO TENDER ANY ELIGIBLE OPTIONS FOR EXCHANGE, YOU MUST TENDER ALL OF YOUR ELIGIBLE GRANT OPTIONS. WITH RESPECT TO SUCH GRANT, YOU MAY CHOOSE TO TENDER ONE OPTION IN ITS ENTIRETY AND NOT TENDER ANOTHER. YOU MAY NOT TENDER LESS THAN ALL OF A PARTICULAR OUTSTANDING OPTION.

     For example, if you have received, in each case on or before June 28, 2002, two eligible options, you may choose to tender neither of these eligible options, both of these eligible options, or one of these eligible options. However, if you wish to tender an eligible option, you may not tender anything less than the entire portion to the extent outstanding. If you have exercised an eligible option in part, the option is outstanding only to the extent of the unexercised portion of the option.

     ACCEPTANCE OF TENDERED OPTIONS.

     For purposes of the offer, we will be deemed to have accepted options that are validly tendered and are not properly withdrawn when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. When we accept your tendered options for exchange and we cancel those options, you will have no further rights with respect to those options or under their corresponding stock option agreements. By tendering options, you agree that the applicable stock option agreements will terminate upon our cancellation of your tendered options. Promptly after we accept and cancel tendered options, we will send each tendering option holder a notice indicating the number of shares subject to the options that we have accepted and cancelled, the number of shares that will be subject to the new options and the expected grant date of the new options.

6.   CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the tendered options promptly after termination or withdrawal of a tender offer, if at any time on or after May 30, 2002 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

     (a) there shall have been any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Aldila or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

     (b) there shall have been any action threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

          (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

          (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

          (3) materially impair the benefits that we believe we will receive from the offer; or

          (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

     (c) there shall have occurred:

          (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

          (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

          (3) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

          (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

          (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Aldila or our subsidiaries or on the trading in our common stock;

          (6) any change in the general political, market, economic or financial conditions in the United States or abroad could have a material adverse effect on our business, condition (financial or other), operations or prospects or that of our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

          (7) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

          (8) any decline in either the Dow Jones Industrial Average, the Nasdaq National Market or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on May 29, 2002;

     (d) there shall have occurred any change in generally accepted accounting principals or the application or interpretation thereof which could or would require us for financial reporting purposes to record compensation expenses against our earnings in connection with the offer;

     (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or we shall have learned that:

          (1) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficial ownership of more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
               Schedule 13D or Schedule 13G with the SEC before May 29,
               2002;

          (2) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before May 29, 2002 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

          (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

     (f) any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries.

         The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.   PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

     There is no established trading market for options granted under our 1994 option plan and there will be no established trading market for any new options that may be granted.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ALDA." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market. These prices do not give effect to the 1-for-3 reverse stock split expected to become effective on June 3, 2002.



                                                        High          Low
                                                        ----          ---
Fiscal year ending December 31, 2002
             Second Quarter (through May 29, 2002)      $1.08        $0.80
             First Quarter                              $1.20        $0.84
Fiscal year ending December 31, 2001
             Fourth Quarter                             $1.27        $1.00
             Third Quarter                              $1.83        $1.16
             Second Quarter                             $1.75        $1.40
             First Quarter                              $2.00        $1.22
Fiscal year ending December 31, 2000
             Fourth Quarter                             $2.38        $1.19
             Third Quarter                              $2.56        $1.63
             Second Quarter                             $1.94        $1.56
             First Quarter                              $2.13        $1.38
Fiscal year ending December 31, 1999
             Fourth Quarter                             $1.53        $1.13
             Third Quarter                              $2.00        $1.19
             Second Quarter                             $2.50        $1.63
             First Quarter                              $2.75        $1.44


     As of May 29, 2002, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $0.80 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options.

     Our stock price has generally declined over the last year, reaching an all-time low price in the first quarter of this year, and it could continue to decline. Our stock price could also rise prior to the grant of the new options and thereafter fall. The new options will not be granted until a trading date that is at least six months and one day after the date your tendered options are accepted and cancelled. The exercise price of the new options will be the average of the high and low reported sales price of our common stock reported on the Nasdaq National Market on the date they are granted. The exercise price of the new options may be higher than the exercise price of your tendered options. In addition, our common stock may thereafter trade at prices below the exercise price of the new options. In that event, depending on the exercise price of your tendered options and other factors, your new options may be less valuable than your tendered options.

     WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. AT THE SAME TIME, YOU SHOULD CONSIDER THAT THE CURRENT MARKET PRICE OF OUR COMMON STOCK MAY PROVIDE LITTLE OR NO BASIS FOR PREDICTING WHAT THE MARKET PRICE OF OUR COMMON STOCK WILL BE ON THE GRANT DATE OF THE NEW OPTIONS OR AT ANY TIME IN THE FUTURE.

8.   SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

     CONSIDERATION.

     We will issue new options to purchase common stock under the 1994 option plan (the same option plan under which the eligible options are granted) in exchange for outstanding eligible options properly tendered or deemed tendered and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to 25% of the number of shares subject to the options tendered or deemed tendered by such option holder and accepted for exchange, subject to adjustments for the 1-for-3 reverse stock split and for any other stock splits, stock dividends and similar events. Any fractional shares will be rounded upward to the nearest whole share. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of approximately 226,451 shares of our common stock, taking into account the 1-for-3 reverse stock split. Our non-employee directors are not eligible to participate in the offer.

     TERMS OF NEW OPTIONS.

     The new options will be issued under the 1994 option plan under which the eligible options were granted and a new option agreement between us and each option holder who has tendered options in the offer. The new option agreements will be substantially the same as the form of current option agreement, as set forth in exhibits (d)(2 ) and (d)(3) to the Tender Offer Statement on Schedule TO that we filed with the SEC on May 30, 2002.

     The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

     The following description of the 1994 option plan and the new option agreements is only a summary, and may not be complete. For complete information, please refer to the copy of the 1994 option plan that has been filed with the SEC and the form of new option agreement that will be filed with the SEC as an amendment to the Tender Offer Statement on Schedule TO. You may also contact us at Aldila, Inc., Attention: Stock Option Exchange Offer 12140 Community Road, Poway, California 92064, facsimile: (858) 513-1870, to request copies of the 1994 option plan or the forms of the new option agreements, which will be provided at our expense.

     GENERAL INFORMATION.

     The stock option committee of our board of directors, on our behalf, is authorized under the 1994 option plan to determine individuals to whom options will be granted under the 1994 option plan, the terms on which such options will be granted, and to administer the 1994 option plan.

     The 1994 option plan permits the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options. The new options will qualify as incentive options and non-incentive options to the extent that they are issued in replacement of old incentive options or non-incentive options, as applicable.

     ADMINISTRATION.

     The 1994 option plan is administered by the stock option committee of our board of directors. Subject to the provisions of the 1994 option plan, the committee is authorized and empowered to do all things necessary or desirable to promote the best interests of the Company with respect to the 1994 option plan, including, without limitation: (i) establishing, amending and revoking rules and regulations relating to the administration of the 1994 option plan; (ii) determining to which participants, if any, options will be granted; (iii) granting options to participants and determining the terms and conditions thereof, including the number of shares of our common stock issuable pursuant thereto and the exercise price thereof; (iv) accelerating the exercisability of an option or extending the period during which an owner of an option may exercise his or her rights under such option; (v) determining whether and the extent to which adjustments are required pursuant to the provisions of the 1994 option plan; and (vi) interpreting and construing the 1994 option plan and the terms and conditions of any option granted under the 1994 option plan.

     EXERCISE AND TERMINATION OF OPTIONS.

     The terms and conditions applicable to the exercise of options and the events or occurrences which may trigger the acceleration, termination or forfeiture of the new options under the 1994 option plan are set forth in the applicable option agreements entered into between us and the respective participant. These terms and conditions will continue to apply to the new options granted pursuant to the offer.

     TERM.

     The term of each option under the 1994 option plan will be fixed by the compensation committee. Each individual option agreement specifies a term after which such option expires. The new options to be granted pursuant to the offer will have a term of ten years from the date of grant. Under the 1994 option plan, an option expires on the earlier of the expiration of the option term and 30 days following the date of termination, whether or not then exercisable, and special rules apply in the event of an optionee's death, disability, retirement or termination within two years following a change of control.

     EXERCISE PRICE.

     The exercise price of the new options to be granted pursuant to the offer will be equal to the average of the high and low reported sale prices of our common stock on the Nasdaq National Market on the date of grant.

     VESTING AND EXERCISE.

     The new options will have a term of ten years from the option grant date and a new vesting schedule. The new options will become exercisable for one-third of the total number of shares subject to each new option on the first anniversary of the option grant date, and thereafter an additional one-third of the shares subject to each new option will become exercisable on each of the second and third anniversaries of the option grant date.

     PAYMENT OF EXERCISE PRICE.

     An option holder desiring to exercise his or her new options must notify us in writing of his or her intention to exercise an option for the number of shares specified in the notice and pay to us the full purchase price provided in the option. Payment of the purchase price may be by any method provided for in an optionee's individual option agreement, which may provide that payments may be made in cash, by check, by delivering a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to us the amount of sale proceeds necessary to pay the exercise price, or under such cashless exercise procedures established for the 1994 option plan.

     AMENDMENT AND TERMINATION OF THE 1994 OPTION PLAN.

     Our board may amend or terminate the 1994 option plan at any time and in any manner, subject to certain restrictions.

     NO STOCKHOLDER RIGHTS AND EMPLOYMENT RIGHTS.

     A participant shall have no stockholder rights with respect to the shares of our common stock subject to his or her outstanding options until such shares are purchased in accordance with the provisions of the option plan. Nothing in the 1994 option plan confers upon the participant any right to continue in our employ.

     REGISTRATION OF OPTION SHARES.

     All shares of common stock issuable upon exercise of options under the 1994 option plan, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

     TAX CONSEQUENCES.

     You should refer to Section 14 for a discussion of the U.S. federal income tax consequences of accepting the new options under this offer to exchange.

9.   INFORMATION CONCERNING ALDILA, INC.

     Aldila is a Delaware corporation, which was formed in 1991 under the name Aldila Holdings Corp. Our golf shaft business was operated by a predecessor founded in 1972.

     We are the leading designer and manufacturer of graphite (carbon fiber-based composite) golf shafts in the United States, selling to most major domestic and many foreign golf club manufacturers. Our product line includes Aldila branded products designed for custom club makers as well as custom shafts designed in conjunction with our club manufacturer customers. We also design and manufacture on a more limited basis other carbon fiber-based composite products such as hockey sticks. We also manufacture a significant component of our internal need for graphite prepreg (the principal raw material in a graphite golf shaft) and own a 50% interest in a joint venture that operates a carbon fiber manufacturing facility (the principal raw material in graphite prepreg).

     The address of our principal executive office is 12140 Community Road, Poway, California 92064, where the telephone number is (858) 513-1801. Our Internet address on the worldwide web is http://www.Aldila.com. Information contained on our website does not constitute a part of this offer to exchange.

10.  FINANCIAL INFORMATION.

     The following tables set forth selected and summary consolidated financial operating data for Aldila, Inc. and its subsidiaries. The selected historical statement of operating results and the summary income statement data for the years ended December 31, 2000 and 2001 and the selected historical balance sheet data and the summary balance sheet data as of December 31, 2000 and 2001 have been derived from the consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001 that have been audited by Deloitte & Touche LLP. The consolidated balance sheet as of March 31, 2002 and the consolidated income statement data for the three-month periods ended March 31, 2002 and 2001, are unaudited and reflect all adjustments of a normal recurring nature which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods presented. The information presented below should be read together with our consolidated financial statements and the notes related thereto as well as the section of our Form 10-K and Form 10-Q and our other reports entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. We have presented the following data in thousands, except per share amounts.

                          SELECTED FINANCIAL DATA

                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                ------------------------------------

                                                                                      2001                 2000
                                                                                ---------------      ---------------
Operating Results (Year ended December 31):                                     $                    $

         Net sales.....................................................                 39,561               55,859
         Cost of sales.................................................                 33,304               42,257
                                                                                ---------------      ---------------
                                                                                ---------------      ---------------

                  Gross profit.........................................                  6,257               13,602

         Selling, general and administrative...........................                  6,851                7,483
         Impairment of goodwill........................................                 41,932                -----
         Impairment of trademarks and patents..........................                 12,963                -----
         Amortization of goodwill......................................                  1,410                1,428
         Plant consolidation...........................................                    593                (566)
                                                                                ---------------      ---------------

                  Operating income (loss)..............................               (57,942)              (5,257)
                                                                                ---------------      ---------------

         Interest expense..............................................                    375                  900
         Other (income), net...........................................                     65                (570)
         Equity in earnings of joint venture...........................                  (231)                (220)
                                                                                ---------------      ---------------

         Income (loss) before income taxes.............................               (57,701)                5,147
         Provision (benefit) for income taxes..........................                (6,282)                1,930
                                                                                ---------------      ---------------

         Net income (loss).............................................         $     (51,419)      $         3,217

         Net income (loss) per common share-basic......................         $       (3.37)      $          0.21
                                                                                ---------------      ---------------
                                                                                ---------------      ---------------

         Net income (loss) per common share, assuming dilution.........         $       (3.37)      $          0.21
                                                                                ---------------      ---------------
                                                                                ---------------      ---------------

Selected Operating Results As a Percentage of Net Sales:

         Gross profit..................................................                  15.8%                24.4%
         Selling, general and administrative...........................                  17.3%                13.4%
         Operating income (loss).......................................               (145.3)%                 9.4%
         Net income (loss).............................................               (130.0)%                 5.8%

Financial Position (at December 31):

         Working capital...............................................         $       13.851      $        13,387
         Total assets..................................................                 34,886              105,018
         Long-term debt, including current portion.....................                     --                8,000
         Total stockholders' equity....................................                 29,197               81,366

--------------------------------------------------------------------------------------------------------------------

                       Summary Financial Information

                   (in thousands, except per share data)

                                                       THREE MONTHS
                                                           ENDED                   YEAR ENDED DECEMBER 31,
                                                 -----------------------    -------------------------------------
                                                       March 31, 2002              2001                 2000
                                                 -----------------------    ----------------     ----------------

INCOME STATEMENT DATA:
     Net revenues..........................              $ 11,374              $  39,561              $ 55,859
     Cost of sales.........................                 9,905                 33,304                42,257
                                                 -----------------------    ----------------     ----------------
     Gross profit..........................                 1,469                  6,257                13,602
                                                 -----------------------    ----------------     ----------------
     Income (loss) before income
          taxes............................                  (230)               (57,701)                5,147
                                                 -----------------------    ----------------     ----------------
     Net income (loss).....................              $   (198)             $ (51,419)             $  3,217
                                                 =======================    ================     ================

     Net income (loss) per share -
          basic............................              $ (0.01)              $ (3.37)               $   0.21
     Net income (loss) per share -
          diluted..........................              $ (0.01)              $ (3.37)               $   0.21

Balance Sheet Data:
     Current assets........................               20,284                19,399                  31,001
     Noncurrent assets.....................               14,583                15,487                  74,017
     Current liabilities...................                5,558                 5,548                  17,614
     Noncurrent liabilities................                  310                   141                   6,038

     Book value per share..................              $  1.95               $  1.97                $   5.26

CFT(1)
INCOME STATEMENT DATA:
     Net revenues..........................              $ 1,987               $ 8,783                $ 10,417
     Cost of sales.........................                1,894                 8,425                   9,933
                                                 -----------------------    ----------------     ----------------
     Gross profit..........................                   93                   358                     484
                                                 -----------------------    ----------------     ----------------
     Net income............................              $   102               $   340                $    526
                                                 =======================    ================     ================

--------------------------------
       (a)  Notes

(1) CFT is Carbon Fiber Technology LLC. Aldila owns 50% of CFT and does not consolidate CFT. As such summarized data is provided for CFT. Aldila's uses the equity method to record its investment in CFT, which is included in noncurrent assets above.








     See Section 18 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.

11. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of May 29, 2002, our nine executive officers and directors as a group beneficially owned options outstanding under the 1994 option plan to purchase a total of 258,586 shares of our common stock (after giving effect to the 1-for-3 reverse stock split), which represented approximately 25.7% of the shares subject to all options outstanding under the 1994 option plan (and 25.2% of the shares subject to options outstanding under all of our stock option plans) as of that date. Our non-employee directors are not eligible to participate in the offer.

     There have been no transactions in options to purchase our common stock or in our common stock that were effected during the past 60 days by Aldila or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Aldila. Our non-employee directors are not eligible to participate in this offer.

12. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

     Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the 1994 option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

     For new options granted pursuant to this offer, Aldila will not incur compensation expense as a result of the transactions contemplated by the offer because the exercise price of all new options will be equal to the market value of the common stock on the date we grant the new options. We will also require each option holder to tender all option grants that he or she was granted during the six months immediately prior to the date we cancel options accepted for exchange. During the period of the offer, Aldila may incur compensation expense on the outstanding options eligible to be tendered pursuant to this offer.

     We will not grant any additional options to a tendering option holder during the period prior to the date of the grant of the new options.

13.  LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

14.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material U.S. federal income tax consequences applicable to the tender and exchange of options pursuant to the offer and the grant of new options. This discussion is based on the U.S. Internal Revenue Code, the relevant legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders, including our international employees.

     ELIGIBLE OPTION HOLDERS WHO ARE SUBJECT TO TAXATION IN COUNTRIES OTHER THAN THE UNITED STATES, WHETHER BY REASON OF THEIR NATIONALITY, RESIDENCE OR OTHERWISE, SHOULD CONSULT WITH THEIR INDIVIDUAL TAX ADVISORS AS TO THE CONSEQUENCES OF THEIR PARTICIPATION IN THE OFFER.

     EXCHANGE OF OPTIONS FOR NEW OPTIONS.

     If you exchange outstanding options for new options to be granted six months and a day or more later, you will not be required to recognize income for federal income tax purposes at the time of the exchange. The exchange will be treated as a non-taxable exchange.

     GRANT OF NEW OPTIONS.

     You will not be required to recognize any income for U.S. federal income tax purposes when the new options are granted to you. The grant of the new options is not a taxable event.

     EXERCISE OF NEW OPTIONS.

     The tax treatment of the new options will depend upon whether those options are incentive stock options or non-statutory stock options under the U.S. federal tax laws.

     (a) Incentive Stock Options. No taxable income will be recognized, for regular U.S. federal income tax purposes, at the time the option is exercised. However, the spread on the shares purchased under an incentive stock option (the excess of the fair market value of the purchased shares at the time of exercise over the aggregate exercise price paid for those shares) will, for alternative minimum tax purposes under U.S. federal tax law, be included in your alternative minimum taxable income in the year in which the purchased shares are subsequently sold or otherwise made the subject of a taxable disposition. For U.S. federal tax purposes, dispositions are divided into two categories; (1) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two requirements are satisfied, then a disqualifying disposition will result.

     Upon a qualifying disposition, you will recognize long-term capital gain for U.S. federal income tax purposes in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares will be taxable to you as ordinary income. If the disqualifying disposition is effected by means of an arm's length sale or exchange with an unrelated party, the ordinary income will be limited to the amount by which (A) the amount realized upon the disposition of the shares or (B) their fair market value on the exercise date, whichever is less, exceeds the exercise price paid for the shares. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss.

     However, the IRS may characterize the option exchange program as a "modification" of those ISOs, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of the ISO that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We, therefore, do not know if the IRS will assert the position that our option exchange program constitutes a "modification" of ISOs that can be tendered. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your ISO shares prior to the lapse of the new extended holding period, your ISO could be taxed similarly to an NSO.

     (b) Non-Statutory Stock Options. When a non-statutory stock option is exercised, you will recognize taxable income for U.S. federal income tax purposes equal to the excess of (i) the fair market value of the purchased shares at the time of exercise over (ii) the exercise price paid for those shares, and you must satisfy the applicable withholding taxes with respect to such income. The subsequent sale of the shares acquired pursuant to the exercise of your non-statutory stock option generally will give rise to capital gain equal to the amount realized upon the sale of the shares less the sum of the (i) exercise price paid for the shares plus (ii) the taxable income previously recognized in connection with the purchase of those shares. A capital loss will result to the extent the amount realized upon such sale is less than such sum. The gain or loss will be long-term if the shares are held for more than one (1) year prior to the sale.

     EFFECT ON INCENTIVE STOCK OPTIONS NOT TENDERED.

     If you hold stock options that are incentive stock options under the U.S. federal tax laws, then we do not believe that the offer will affect the tax status of those incentive stock options should you decide not to accept the offer. However, the U.S. Internal Revenue Service may characterize the offer as a "modification" of those incentive stock options, even if you decline the offer. A successful assertion by the IRS that your incentive stock options were modified would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. Such an extended holding period for long-term capital gain would require that the sale of the shares not take place until the later of
(i) two years from the date of the deemed modification of your incentive stock options or (ii) one year from the date of the option exercise for those shares. In addition, such a deemed modification may also cause a portion of your incentive stock options to be treated as non-statutory stock options upon exercise by reason of the dollar limitation imposed under the U.S. federal tax laws on the initial exercisability of incentive stock options. Under that limitation, the maximum dollar amount of shares for which an incentive stock option may first become exercisable in any calendar year (including the calendar year in which an outstanding option is deemed to have been modified and thereby treated as newly granted) cannot exceed $100,000, measured on the basis of the fair market value of the shares on the grant date of the option or (if later) at the time of any deemed modification of that grant.

     WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AND ANY FOREIGN TAX LAWS THAT MAY APPLY TO YOU.

     IF YOU CHOOSE NOT TO EXCHANGE ALL YOUR ELIGIBLE OPTIONS, WE ALSO RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES APPLICABLE TO THE EXERCISE OF THE ELIGIBLE OPTIONS YOU DO NOT EXCHANGE AND TO THE SUBSEQUENT SALE OF THE COMMON STOCK PURCHASED UNDER THOSE OPTIONS.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

     Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in
Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., San Diego, California time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such teams or information.

16.  FEES AND EXPENSES.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17.  ADDITIONAL INFORMATION.

     We have filed a Tender Offer Statement on Schedule TO with the SEC, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your options:

     (a) Our Annual Report on Form 10-K for the year ended December 31, 2001, filed April 9, 2002;

     (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 13, 2002;

     (c) Our Proxy Statement on Schedule 14A, filed on April 10, 2002;

     (d) The description of our common stock contained in our registration statement on Form S-1 filed on April 23, 1993, including all amendments or reports updating this description.

     These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC, public reference rooms:

     450 Fifth Street, N.W.                    500 West Madison Street
     Room 1024                                 Suite 1400
     Washington, D.C. 20549                    Chicago, Illinois 60661


     Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or, at no charge, may be obtained at the SEC's web site: http://www.sec.gov.

     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's internet website at http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ALDA," and our SEC filings can be read at the following Nasdaq address:

                             Nasdaq Operations
                            1735 K Street, N.W.
                           Washington, D.C. 20006

     We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

     Aldila, Inc. Attention: Stock Option Exchange Offer, 12140 Community Road, Poway, California 92064, telephone: (858) 513-1801; facsimile: (858) 513-1870 between the hours of 9:00 a.m. and 5:00 p.m., San Diego, California time, other than weekends and holidays.

     As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

     The information about Aldila contained in this offer to exchange should be read together with the information contained in the documents to which we have referred you.

18.  FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

     With the exception of historical information (information relating to our financial condition and results of operations at historical dates or for historical periods), this offer to exchange and our SEC reports referred to above include "forward-looking statements," as defined in the Private securities Litigation Reform Act of 1995. Our forward-looking statements are necessarily based on certain assumptions and are subject to certain risks or uncertainties. We do not undertake any responsibility to update these statements in the future. Our actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of a variety of factors. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," or "anticipates" or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties.

     All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and may materially differ from our actual experience involving any one or more of these matters and subject areas. Our Report or Form 10-K for the year ended December 31, 2001 presents a more detailed discussion of these and other risks related to the forward-looking statements in this offer, in particular under "Business Risks" in Part I, Item 1 of the Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part I, Item 7 of the Form 10-K.

     We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

     Our Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q, and other SEC filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

ALDILA, INC.

May 29, 2002

                                 SCHEDULE A

                           INFORMATION CONCERNING
                    THE DIRECTORS AND EXECUTIVE OFFICERS
                              OF ALDILA, INC.

     The directors and executive officers of Aldila, Inc. and their positions and offices as of May 29, 2002, are set forth in the following table:



Name                        Position and Offices Held
----                        -------------------------

Peter R. Mathewson          Chairman of the Board of Directors, Chief
                            Executive Officer, President and Director;
                            President and Chief Operating Officer of
                            Aldila Golf Corp.

Robert J. Cierzan           Vice President, Finance, Secretary and Treasurer

Michael J. Rossi            Vice President, Sales and Marketing of Aldila
                            Golf Corp.

Peter E. Bennett            Director

Thomas A. Brand             Director

Marvin M. Giles, III        Director

John J. Henry               Director

Chapin Nolen                Director

Lloyd I. Miller, III        Director



     The address of each director and executive officer is: c/o Aldila, Inc., 12140 Community Road, Poway, California 92064.